UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):   January 14, 2019

CHURCHILL CAPITAL CORP

(Exact name of registrant as specified in its charter)

Delaware	001-38645	37-1902569
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

640 Fifth Avenue, 12th Floor New York, NY	10019
(Address of principal executive offices)	(Zip Code)

(212) 380-7500

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

On January 14, 2019, Churchill Capital Corp. (“Churchill”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Churchill; Clarivate Analytics Plc (“Holdings”), currently a subsidiary of Onex Partners IV LP and Onex Partners IV GP LP; Camelot Holdings (Jersey) Limited (“Clarivate” or the “Company”); CCC Merger Sub, Inc., a wholly owned subsidiary of Holdings (“Delaware Merger Sub”); and Camelot Merger Sub (Jersey) Limited, a wholly owned subsidiary of Holdings (“Jersey Merger Sub”).

Pursuant to the Merger Agreement, a business combination between Churchill and Clarivate will be effected through (i) the merger of Jersey Merger Sub with and into Clarivate with Clarivate being the surviving company in the merger (the “Jersey Merger”), in connection with which affiliates of Onex Partners Managers LP (the “Onex Shareholders”), an affiliate of Baring Private Equity Asia Group Limited (the “Baring Shareholder”) and the management shareholders of Clarivate (together with the Onex Shareholders and the Baring Shareholder, the “Clarivate Owners”) will be issued an aggregate of 217,500,000 ordinary shares of Holdings (the “Ordinary Shares”) and (ii) the merger of Delaware Merger Sub with and into Churchill with Churchill being the surviving corporation in the merger (such merger, together with the Jersey Merger, being collectively referred to as the “Mergers”). In connection with the Mergers, each stockholder of Churchill will receive one Ordinary Share for each share of Churchill common stock that such stockholder owns, and existing warrants to purchase Churchill’s common stock will become warrants (“Holdings Warrants”) exercisable to purchase Ordinary Shares in accordance with the terms thereof. In addition, the number of Ordinary Shares issued to the Clarivate Owners increases by 1 Ordinary Share for every $10 of transaction-related expenses incurred by Churchill in excess of an agreed amount. Holdings intends to apply to list the Ordinary Shares and Holdings Warrants on the New York Stock Exchange in connection with the closing of the transactions. As described below, Michael Klein, Chairman of the Board of Churchill, and Jerre Stead, Chief Executive Officer of Churchill, and Sheryl von Blucher, a director of Churchill, have agreed to certain vesting restrictions on the Ordinary Shares and Holdings Warrants, and Garden State Capital Partners LLC (“Garden State”) has agreed to certain vesting restrictions on the Holdings Warrants, in each case, to be issued to them in connection with the Mergers. Messrs. Klein and Stead have agreed to purchase, respectively, 500,000 and 1,000,000 newly-issued shares of Churchill common stock prior to the completion of the Mergers. If no Churchill stockholders elect to redeem their shares, at the closing of the transactions, the Clarivate Owners will hold approximately 74% of the issued and outstanding Ordinary Shares and current stockholders of Churchill will hold approximately 26% of the issued and outstanding Ordinary Shares (in each case, Ordinary Shares issued and outstanding exclude the impact of 52.8 million Holdings Warrants, 24.4 million options issued to Clarivate management and 10.6 million Ordinary Shares subject to vesting restrictions (as described below)).

Clarivate provides comprehensive intellectual property and scientific information, decision support tools and services that enable academia, corporations, governments, and the legal community, to discover, protect and commercialize new ideas, mission-critical content, and brands. Clarivate’s many well-known brands include Web of Science, Cortellis, Derwent Innovation, Derwent World Patents Index, CompuMark, MarkMonitor, and Techstreet, among others.

The proposed transactions are expected to be consummated in the second quarter of 2019 after the required approval by the stockholders of Churchill and the fulfillment of certain other conditions.

Merger Agreement

The following summaries of the Merger Agreement and the other agreements to be entered into by the parties are qualified in their entirety by reference to the text of the Merger Agreement and agreements entered into in connection therewith. The Merger Agreement is attached as an exhibit hereto and incorporated herein by reference.

Representations and Warranties

 The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (a) entity organization, formation and authority, (b) capital structure, (c) authorization to enter into the Merger Agreement, (d) licenses and permits, (e) taxes, (f) financial statements, (g) real property, (h) material contracts, (i) title to assets, (j) absence of changes, (k) employee matters, (l) compliance with laws, (m) litigation (n) transactions with affiliates and (o) regulatory matters.

Covenants

 The Merger Agreement includes customary covenants of the parties with respect to operation of the business prior to consummation of the transactions and efforts to satisfy conditions to consummation of the transactions.  The Merger Agreement also contains additional covenants of the parties, including, among others, covenants providing for Churchill, Holdings and Clarivate to cooperate in the preparation of the Form F-4 and Proxy Statement required to be filed in connection with the contemplated transactions.

Conditions to Closing

General Conditions

 Consummation of the proposed transactions is conditioned on Churchill having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) remaining after the closing.

 In addition, the consummation of the transactions contemplated by the Merger Agreement is conditioned upon, among other things, (i) the waiting period under the Hart-Scott-Rodino Act having expired, (ii) no order, statute, rule or regulation enjoining or prohibiting the consummation of the transactions being in force, (iii) the memorandum of association and articles of association of Holdings having been amended and restated, (iv) the Form F-4 registration statement of Holdings with respect to the registration of the Ordinary Shares and Holdings Warrants having become effective in accordance with the provision of the Securities Act of 1933, as amended (the “Securities Act”) and no stop order having been issued by the Securities and Exchange Commission (“SEC”) which remains in effect with respect to the Form F-4, and no proceeding seeking such a stop order having been threatened or initiated by the SEC which remains pending, (v) the approval for listing by the New York Stock Exchange of the Ordinary Shares and Holdings Warrants to be issued in connection with the business combination having been obtained; and (vi) the approval of Churchill’s stockholders of the transactions contemplated by the Merger Agreement having been obtained.

Churchill’s Conditions to Closing

The obligations of Churchill to consummate the transactions contemplated by the Merger Agreement are also conditioned upon, among other things, the delivery by Holdings of the Director Nomination Agreement and Registration Rights Agreement (each as defined below).

Clarivate’s Conditions to Closing

The obligations of Clarivate to consummate the transactions contemplated by the Merger Agreement also are conditioned upon, among other things, Churchill having no less than $550,000,000 of available cash at the closing the transactions and the performance in all material respects by the applicable parties thereto of certain covenants required under the Sponsor Support Agreement (as defined below).

Waivers

If permitted under applicable law, either Churchill or Clarivate may waive any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and waive compliance with any agreements or conditions for the benefit of itself or such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement. Notwithstanding the foregoing, pursuant to Churchill’s current amended and restated certificate of incorporation, Churchill cannot consummate the proposed transaction if it has less than $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the closing.

Termination

The Merger Agreement may be terminated at any time, but not later than the closing, as follows:

(i)	by mutual written consent of Churchill and Clarivate

(ii)	by either Churchill or Clarivate if the transactions are not consummated on or before July 31, 2019, provided that the terminating party’s failure to fulfill any of its obligations under the Merger Agreement is not the primary cause of the failure of the closing to occur by such date;

(iii)	by either Churchill or Clarivate if a governmental entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently enjoining or prohibiting the merger, which order, decree, judgment, ruling or other action is final and nonappealable, provided that the terminating party’s failure to fulfill any of its obligations under the Merger Agreement is not the primary cause of the failure of the closing to occur;

(iv)	by either Churchill or Clarivate if the other party has breached any of its covenants or representations and warranties in any material respect and has not cured its breach within thirty days of the notice of an intent to terminate;

(v)	by either Churchill or Clarivate if, at the Churchill stockholder meeting, the transaction shall fail to be approved by holders of Churchill’s outstanding shares; or

(vi)	by Churchill if, within two (2) days of the date of the Merger Agreement, the approval of the Merger Agreement by the shareholders of Clarivate and Jersey Merger Sub is not obtained or the adoption of the Merger Agreement by Holdings in its capacity as sole stockholder of Delaware Merger Sub is not obtained.

Registration Rights Agreement

Pursuant to a registration rights agreement (“Registration Rights Agreement”), the Clarivate Owners, the Sponsor (as defined in the Registration Rights Agreement) and certain significant shareholders of Churchill will be granted certain rights to request registration for resale under the Securities Act of shares of Ordinary Shares and Holdings Warrants received by them in the transactions subject to certain conditions set forth in the Registration Rights Agreement to be entered into.

Director Nomination Agreement

Pursuant to the Director Nomination Agreement, Jerre Stead, acting as designated shareholder on behalf of himself, Michael Klein and Sheryl von Blucher (the foregoing persons, together with their permitted transferees, the “Shareholder Group”), will have the right to designate nominees for election to Holdings’ board of directors. The number of nominees that the designated shareholder is entitled to nominate under the Director Nomination Agreement is dependent on the Shareholder Group’s beneficial ownership of Ordinary Shares. For so long as the Shareholder Group beneficially owns a number of Ordinary Shares equal to or greater than 80%, 60%, 40% or 20%, respectively, of the total number of Ordinary Shares initially held by the Shareholder Group following the Mergers, the designated shareholder will have the right to nominate four, three, two or one director(s), respectively. In addition, the designated shareholder will have the right to designate the replacement for any of his designees whose board service has terminated prior to the end of such designee’s term (provided that such replacement is reasonably acceptable to a majority of the board members not designated by the designated shareholder). The designated shareholder will also have the right to have one designee participate on each committee of the board of directors, subject to compliance with applicable law and stock exchange listing rules. In addition, pursuant to the Director Nomination Agreement, Jerry Stead will serve as Executive Chairman of Holdings for a term of three years, extended to six years under certain circumstances.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, affiliates of Churchill’s founders and other significant shareholders, including Jerre Stead, Michael Klein and Sheryl von Blucher, entered into the Sponsor Support Agreement pursuant to which they have agreed to comply with the provisions of the Merger Agreement applicable to such persons as well as the covenants set forth in the Sponsor Support Agreement, including voting all shares of common stock of Churchill beneficially owned by such persons in favor of the transactions contemplated by the Merger Agreement. The Sponsor Support Agreement provides that the Ordinary Shares of Holdings and Holdings Warrants to be issued to such persons in connection with the Mergers will be subject to a three-year lock-up restriction (partially reduced to two years, under certain circumstances). The Sponsor Support Agreement also provides that the Ordinary Shares to be issued to Jerre Stead, Michael Klein and Sheryl von Blucher in connection with the Mergers and the Holdings Warrants to be issued to such persons and to Garden State in connection with the Mergers will be subject to certain time and performance-based vesting provisions.

Tax Receivable Agreement

Prior to the Closing, the Company will enter into a Tax Receivable Agreement (the “Tax Receivable Agreement”) with the Clarivate Owners. The Tax Receivable Agreement will generally provide for the payment by the Company to the Clarivate Owners of 85% of certain tax benefits realized or deemed realized by the Company and its subsidiaries from the following tax attributes: (i) U.S. federal, state and local and United Kingdom amortization and depreciation deductions, and any reduction of U.S. federal, state and local and United Kingdom Taxes attributable to tax basis in assets owned by the Company and its subsidiaries; (ii) U.S. federal, state and local, United Kingdom, German and Japanese net operating losses (including carryforwards); (iii) tax credits of the Company and its subsidiaries existing as of the date on which the Tax Receivable Agreement is executed; (iv) deductions arising in respect of debt issuance costs, original issue discount premiums or other costs associated with certain financing arrangements; (v) deductions in respect of certain transaction expenses; and (vi) deductions attributable to imputed interest.

The amount and timing of any payments under the Tax Receivable Agreement may vary depending upon a number of factors, including the amount and timing of the taxable income (if any) of the Company and its subsidiaries, the amount of certain other tax attributes not subject to the Tax Receivable Agreement (if any) that may be available to the Company and its subsidiaries and the income tax rates then applicable in determining the amount of any such payment. The term of the Tax Receivable Agreement will commence upon the execution date of the Tax Receivable Agreement and will continue indefinitely until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or deemed utilized unless the Company exercises its right to terminate the Tax Receivable Agreement early, there is otherwise a deemed early termination (e.g. upon the occurrence of a change of control of the Company, upon the Company’s material breach of its obligations under the Tax Receivable Agreement, or upon the occurrence of certain events related to the Company’s or its subsidiaries’ financing arrangements) or the Clarivate Owners terminate the Tax Receivable Agreement after 15 years. If there is an early termination or a deemed early termination, the Company’s obligations under the Tax Receivable Agreement would accelerate and it generally would be required to make an immediate payment equal to the present value of the deemed anticipated future payments to be made by it under the Tax Receivable Agreement, calculated in accordance with certain valuation assumptions set forth in the Tax Receivable Agreement.

Engagement of Financial Advisor and Amendment to Letter Agreement

Churchill has engaged The Klein Group, LLC, an affiliate of M. Klein and Company, LLC and of Churchill’s sponsor, to act as Churchill’s financial advisor in connection with the Mergers.  Pursuant to this engagement, Churchill will pay The Klein Group, LLC an advisory fee of $12.5 million, which shall be earned upon the closing of the Mergers ($7.5 million of such fee to be payable upon the closing of the Mergers, $2.5 million of such fee to be payable on January 31, 2020 and the final $2.5 million of such fee to be payable on January 29, 2021). The payment of such fee is conditioned upon the completion of the Mergers. The engagement of The Klein Group, LLC and the payment of the advisory fee has been approved by Churchill’s audit committee and board of directors in accordance with Churchill’s related persons transaction policy. Churchill and the other parties to the letter agreement entered into at the time of Churchill’s initial public offering (the “Letter Agreement”) amended the Letter Agreement to permit the engagement of The Klein Group, LLC described above.

Item 7.01	Regulation FD Disclosure.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Investor Meetings

Attached as Exhibit 99.1 to this Report is the form of investor presentation to be used by Churchill in presentations to certain of its stockholders and other persons interested in purchasing shares of common stock, par value $0.0001 per share, of Churchill.

Additional Information

COMMENCING SHORTLY AFTER THE FILING OF THIS CURRENT REPORT ON FORM 8-K, CHURCHILL INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS STOCKHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING SECURITIES, IN CONNECTION WITH THE PROPOSED TRANSACTION WITH CLARIVATE, AS DESCRIBED IN THIS REPORT. THIS CURRENT REPORT ON FORM 8-K, INCLUDING SOME OR ALL OF THE EXHIBITS HERETO, WILL BE DISTRIBUTED TO PARTICIPANTS AT SUCH PRESENTATIONS.

CHURCHILL AND CLARIVATE AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF CHURCHILL’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTION OF CHURCHILL’S DIRECTORS AND OFFICERS IN CHURCHILL’S FILINGS WITH THE SEC, INCLUDING CHURCHILL’S FORM S-1 REGISTRATION STATEMENT, WHICH WAS DECLARED EFFECTIVE BY THE SEC ON SEPTEMBER 6, 2018. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO CHURCHILL’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION WILL BE SET FORTH IN THE REGISTRATION STATEMENT FOR THE PROPOSED BUSINESS COMBINATION WHEN AVAILABLE. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION WILL BE INCLUDED IN THE REGISTRATION STATEMENT THAT HOLDINGS WILL FILE WITH THE SEC.

INVESTORS AND SECURITY HOLDERS OF CHURCHILL AND CLARIVATE ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT, PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT CHURCHILL AND CLARIVATE ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC, THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY CHURCHILL AND/OR CLARIVATE WHEN AND IF AVAILABLE, CAN BE OBTAINED FREE OF CHARGE ON CHURCHILL’S WEBSITE AT WWW.CHURCHILLCAPITALCORP.COM OR BY DIRECTING A WRITTEN REQUEST TO CHURCHILL CAPITAL CORP. 640 FIFTH AVENUE, 12TH FLOOR, NEW YORK, NEW YORK 10019 OR BY EMAILING INFO@CHURCHILLCAPITALCORP.COM; AND/OR ON CLARIVATE’S WEBSITE AT WWW.CLARIVATE.COM OR BY DIRECTING A WRITTEN REQUEST TO CLARIVATE, 1500 SPRING GARDEN STREET, 4TH FLOOR, PHILADELPHIA, PENNSYLVANIA 19130 OR BY EMAILING media.enquiries@clarivate.com.

SOME OF CLARIVATE’S FINANCIAL INFORMATION AND DATA CONTAINED HEREIN AND IN THE EXHIBITS HERETO DOES NOT CONFORM TO SEC REGULATION S-X IN THAT IT INCLUDES CERTAIN FINANCIAL INFORMATION IDENTIFIED THEREIN THAT IS NOT DERIVED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”). ACCORDINGLY, SUCH INFORMATION AND DATA MAY BE ADJUSTED AND PRESENTED DIFFERENTLY IN CHURCHILL’S PROXY STATEMENT TO SOLICIT STOCKHOLDER APPROVAL OF THE PROPOSED TRANSACTION. CHURCHILL AND CLARIVATE BELIEVE THAT THE PRESENTATION OF NON-GAAP MEASURES PROVIDES INFORMATION THAT IS USEFUL TO INVESTORS AS IT INDICATES MORE CLEARLY THE ABILITY OF CLARIVATE TO MEET CAPITAL EXPENDITURES AND WORKING CAPITAL REQUIREMENTS AND OTHERWISE MEET ITS OBLIGATIONS AS THEY BECOME DUE.

The financial projections in this report and the exhibits hereto are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Churchill’s and Clarivate’s control. While all projections are necessarily speculative, Churchill and Clarivate believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this report and the exhibits hereto should not be regarded as an indication that Churchill and Clarivate, or their representatives, considered or consider the projections to be a reliable prediction of future events.

ADDITIONAL INFORMATION AND FORWARD-LOOKING STATEMENTS

This report and the exhibits hereto are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

This report and the exhibits hereto include “forward-looking statements”. CLARIVATE’S actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

NEITHER CHURCHILL NOR CLARIVATE UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE: CLARIVATE’S ABILITY TO EXECUTE ON ITS PLANS TO DEVELOP AND MARKET NEW PRODUCTS AND THE TIMING OF THESE DEVELOPMENT PROGRAMS; CLARIVATE’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY; CLARIVATE’S ESTIMATES OF THE SIZE OF THE MARKETS FOR ITS SOLUTIONS; THE RATE AND DEGREE OF MARKET ACCEPTANCE OF CLARIVATE’S SOLUTIONS; THE SUCCESS OF OTHER COMPETING TECHNOLOGIES THAT MAY BECOME AVAILABLE; THE IMPACT OF FOREIGN CURRENCY EXCHANGE RATE AND INTEREST RATE FLUCTUATIONS ON CLARIVATE’S RESULTS; CLARIVATE’S ABILITY TO PROTECT ITS INTELLECTUAL PROPERTY RIGHTS; THE VALUATION OF CLARIVATE’S DEFERRED TAX ASSETS; CLARIVATE’S ESTIMATES REGARDING ITS CAPITAL REQUIREMENTS; CLARIVATE’S ABILITY TO IDENTIFY AND INTEGRATE ACQUISITIONS; THE PERFORMANCE AND SECURITY OF CLARIVATE’S SERVICES; RELIANCE ON THIRD PARTY HARDWARE, SOFTWARE AND PLATFORM PROVIDERS; DEPENDENCY ON THE DEVELOPMENT AND MAINTENANCE OF THE INFRASTRUCTURE OF THE INTERNET; POTENTIAL LITIGATION INVOLVING CHURCHILL OR CLARIVATE; AND GENERAL ECONOMIC AND MARKET CONDITIONS IMPACTING DEMAND FOR CLARIVATE’S PRODUCTS. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTION DOES NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

THIS REPORT AND THE EXHIBITS HERETO ARE NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING AN INVESTMENT IN CHURCHILL AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION IN CHURCHILL.

Additional information concerning these and other risk factors WILL BE contained in CHURCHILL’s AND HOLDINGS’ filings with the SEC. All subsequent written and oral forward-looking statements concerning CHURCHILL and CLARIVATE, the PROPOSED transaction or other matters and attributable to CHURCHILL and CLARIVATE or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither CHURCHILL nor CLARIVATE undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
2.1	Agreement and Plan of Merger, dated as of January 14, 2019, by and among Churchill, Clarivate Analytics Plc, Camelot Holdings (Jersey) Limited, CCC Merger Sub and Camelot Merger Sub (Jersey) Limited*
99.1	Investor Presentation

* Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Churchill agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Churchill Capital Corp

Date: January 15, 2019	By:	/s/ Peter M. Phelan
		Name:	Peter M. Phelan
		Title:	Chief Financial Officer